BNP Paribas Securities Corp.
(SEC I.D. No. 8-32682)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and
Regulation 1.10(a) under the Commodity Exchange Act as a Public Document.



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of BNP Paribas Securities Corp.,

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of BNP Paribas Securities Corp. as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial condition of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 13, 2018

We have served as the Company's auditor since 2012.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Statement of Financial Condition
As of December 31, 2017
(in thousands, except for share amounts)

Assets

Cash and cash equivalents	$	183,448
Cash and securities segregated under federal and other regulations		
(cash of $242,294 and securities with fair value of $0)		242,294
Financial instruments owned - at fair value		
(includes securities pledged to counterparties of $8,485,253)		9,551,621
Securities purchased under agreements to resell		1,509,167
Receivable from brokers, dealers, and clearing organizations		1,893,000
Securities borrowed		685,418
Receivable from customers		196,931
Securities failed to deliver		90,493
Other assets (includes $20,363 at fair value)		211,450
Total Assets	$	**14,563,822**

Liabilities and Stockholder's equity

Liabilities

Short-term borrowings	$	439,190
Securities sold under agreements to repurchase		7,776,715
Payable to customers		1,210,043
Payable to brokers, dealers, and clearing organizations (includes $7 at fair value)		1,147,152
Securities loaned		792,435
Financial instruments sold, not yet purchased - at fair value		169,191
Securities failed to receive		147,329
Accrued expenses and other liabilities (includes $23,989 at fair value)		799,564
Total Liabilities		**12,481,619**
Liabilities subordinated to the claims of general creditors		1,107,000
Stockholder's Equity		975,203
Total Liabilities and Stockholder's Equity	$	**14,563,822**

The accompanying notes are an integral part of these financial statements

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2017
(in thousands)

1. **Organization and Nature of Business**

BNP Paribas Securities Corp. (the "Company" or "BNPPSC") is a wholly-owned subsidiary of BNP Paribas US Wholesale Holdings, Corp. ("WHC"), the ultimate parent of which is BNP PARIBAS ("BNPP").

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934. As a broker-dealer, the Company is a member of the New York Stock Exchange ("NYSE") and the Financial Industry Regulatory Authority ("FINRA"). In addition, BNPPSC is registered as a futures commission merchant ("FCM") with the Commodity Futures Trading Commission ("CFTC"), under the Commodity Exchange Act. As an FCM, the Company is a member of the Chicago Mercantile Exchange ("CME"), the National Futures Association ("NFA"), LCH. Clearnet Limited and ICE Clear Credit LLC. The Company is approved by the ICE Clear Credit LLC as a clearing member for credit default swaps products and by CME to clear over-the-counter swap derivatives transactions.

The Company engages in market making transactions and brokerage activities for its customers, primarily institutions, other broker-dealers, and affiliates. BNPPSC also engages in investment banking activities and provides certain operational services.

Standard & Poor's ("S&P") ratings services assigned a A/A-1 counterparty credit ratings to the Company. S&P based its rating of BNPPSC solely on the ratings of its ultimate parent BNPP.

2. **Significant Accounting Policies**

Basis of Presentation and Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2017, as well as the reported amounts of revenues and expenses during the year then ended. Significant estimates include the realization of a deferred tax asset, deferred compensation, the fair value measurement of Financial instruments owned and Financial instruments sold, not yet purchased. Actual results could differ materially from such estimates included in the financial statements.

Cash and Cash Equivalents
The Company has all cash on deposit with major money center banks.

Cash and Securities Segregated Under Federal and Other Regulations
The Company is required by its primary regulators, including the SEC and CFTC, to segregate cash and qualified securities to satisfy rules regarding the protection of customer assets.

Securities and Commodities Transactions
Regular way securities transactions are recognized on trade date basis. Regular way securities transactions settle within the timeframe generally established by regulation or market convention. Forward settling trades such as when-issued and to-be-announced ("TBA")

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2017
(in thousands)

securities are not considered regular way trades when settlement does not occur within the shortest period possible for the securities types. These transactions are recorded as derivatives on trade date and only the fair values are recognized on the Statement of Financial Condition. Financial instruments owned and Financial instruments sold, not yet purchased are recorded at fair value in accordance with the Accounting Standards Codification ("ASC") 820-10 *"Fair Value Measurements.* Customers' commodity transactions are reported on the trade date.

Reverse Repurchase and Repurchase Agreements
Securities purchased under agreements to resell ("reverse repo") and securities sold under agreements to repurchase ("repo") are treated as collateralized financing transactions and are carried at their contracted price plus accrued interest. It is the Company's policy to take possession of securities with a fair value equal to or in excess of the principal amount loaned plus accrued interest. The Company monitors the fair value of reverse repo and repo on a daily basis with additional collateral obtained or returned, as necessary. Where the requirements of ASC 210-20 offsetting are met, resell and repurchase agreements with the same counterparty are reported on a net basis in the Statement of Financial Condition. Such transactions are netted by counterparty where the right to offset exists.

Securities Borrowing and Lending Activities
Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or similar collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed or securities loaned on a daily basis with additional collateral obtained or returned, as necessary. Interest receivable or interest payable on such transactions is accrued and included in the Statement of Financial Condition in Other assets or Accrued expenses and other liabilities, respectively.

Short-Term Borrowings
The Company obtains short-term financing by borrowing from an affiliate or a major money center using an unsecured loan facility. The affiliated borrowing is on an overnight basis and term loans are up to 1 month in duration. The principal associated with these borrowings are recorded as Short-term borrowings in the Statement of Financial Condition.

Securities Received as Collateral and Obligation to Return Securities Received as Collateral
The Company receives and pledges securities as collateral in connection with non-cash transactions in which the Company is the lender. When the Company is permitted to sell or repledge these securities, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the Statement of Financial Condition.

Exchange Memberships
Membership shares and rights that are required by the Company to conduct its clearance and execution activities are recorded at cost, less any adjustments for permanent impairments and are included in Other assets in the Statement of Financial Condition.

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2017
(in thousands)

Foreign Currencies
The Company's functional base currency is U.S. dollar. At December 31, 2017, the Company has assets and liabilities balances denominated in foreign currencies which are translated at closing exchange rates at December 31, 2017.

Securities Received from Customers and Affiliates
Securities received from customers and affiliates in lieu of cash margin are not reflected in the Statement of Financial Condition as the Company does not own such securities and they may only be sold or hypothecated to the extent the Company requires the equivalent funds to meet regulatory or counterparty requirements.

Receivables from and Payables to Broker-Dealers and Clearing Organizations
Receivables from broker-dealers and clearing organizations include amounts receivable from clearing organizations relating to open transactions, non-customer receivables and margin deposits. Payables to broker-dealers and clearing organizations include amounts payable to clearing organizations relating to open transactions, non-customer payables, and amounts related to unsettled securities trading activity. These balances are reported net by counterparty when the right of offset exists.

Securities Failed to Deliver and Securities Failed to Receive
Securities failed to deliver and Securities failed to receive represent sales and purchases of securities by the Company, either for its account or for accounts of other brokers and dealers but does not deliver or receive the securities on settlement date. Such transactions are initially measured at the sale or purchase price plus any accrued interest.

Receivables and Payables with Customers
Customer receivables and payables represent amounts due from/to customers, primarily related to unsettled securities transactions, commodities activity and cash deposits, which are reported net by customer. The Company does not include in the Statement of Financial Condition the securities owned by customers or the securities sold short by customers.

Income Taxes
The Company's tax is included in a consolidated tax group and computed using a modified benefit for loss methodology. Under this methodology, the Company records an income tax provision equal to the total current and deferred tax provision / benefit, but (i) taking into account implications of certain unitary/combined state tax group, and (ii) considering whether the tax attributes of the Company are realizable by the consolidated or combined/unitary group even if the Company would not otherwise have realized such attributes on a stand-alone basis (see note 9). The accounting method is generally consistent with the market practice.

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and the tax basis of the Company's assets and liabilities. Valuation allowances are established, if applicable, to reduce deferred tax assets to the amount that more likely than not will be realized. The Company's net tax assets or liabilities are presented as a component of either Other assets or Accrued expenses and other liabilities, respectively, in the Statement of Financial Condition.

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2017
(in thousands)

Uncertain tax positions are evaluated in accordance with ASC 740-10-25 "Income Taxes" which prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns.

On December 22, 2017, the President signed into law tax reform legislation effective for tax years ending after December 31, 2017 ("the Act"). The Act replaces the prior corporate tax rate structure with a flat 21% rate, effective in 2018. There were many other future impacts of the tax reform such as the repeal of the corporate alternative minimum tax rate, tax loss carryback and carryforward limitations, etc. However, the only impact reflected in the 2017 financial statements is the revaluation of the deferred tax asset based on the reduced federal corporate tax rate (See note 9).

The Securities and Exchange Commission Staff Accounting Bulletin 118 (SAB 118) expresses views of the staff regarding application of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, Income Taxes ("ASC Topic 740"), in the reporting period that includes December 22, 2017 — the date on which the Tax Cuts and Jobs Act was signed into law. The Company has considered and calculated the provisional impacts of the Tax Cuts and Jobs Act. However, the provisional impacts may be refined over the prescribed measurement period.

Fair Value Measurement – Definition and Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 *"Fair Value Measurements"* established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Observable inputs other than quoted prices for the asset or liability (e.g. interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates).

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2017
(in thousands)

The Company uses market quotes for pricing its trading portfolio, when available. When no active market exists the Company uses prices of comparable instruments to determine the fair value. In some instances, the Company may also employ a mark to model valuation methodology. During 2017, no trading positions were valued using a mark to model approach.

Recent Accounting Developments
In May 2014, the FASB issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"). ASU 2014-09, as amended by ASU 2016-08, "Principal versus Agent Considerations", ASU 2016-10, "Identifying Performance Obligations and Licensing", ASU 2016-12, "Narrow-Scope Improvements and Practical Expedients", ASU 2016-20, "Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers", ASU 2017-13, "Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842)", and ASU 2017-14, "Income Statement—Reporting Comprehensive Income (Topic 220), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606)". ASU 2014-09, as amended, provides a single comprehensive model for entities to use in recognizing revenues related to the transfer of goods and services promised to customers in contracts. The standards also provide new guidance on the accounting for certain contract costs and revises the criteria used to determine when the Company is acting as a principal or an agent in certain transactions. The Company will adopt ASU 2014-09, as amended, on January 1, 2018 using the modified retrospective transition method. The Company does not anticipate a material impact to its total revenue. The Company has performed a comprehensive assessment of the impact of the new standards and has concluded that it would change the timing for the recognition of retainer fee and that it would recognize the costs associated with underwriting and advisory services as an expense when the Company is acting as a principal or netted as a reduction from revenue when the Company is acting as an agent under the new guidance. The Company deems the overall impact of the changes to be immaterial.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01, "Financial Instruments-Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"), which requires all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee). ASU 2016-01 will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. The Company is currently evaluating the potential impact of ASU 2016-01 and does not anticipate any material impact on its financial statements from adopting this standard.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments" ("ASU 2016-15"), which addresses eight specific cash flow issues with the objective of reducing the existing diversity in the presentation and classification of changes in restricted cash on the Statement of Cash Flows (Topic 230). ASU 2016-15 will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. The amendment requires the use of the retrospective transaction approach for adoption. The Company is currently evaluating the potential impact of ASU 2016-15 on the financial statements.

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2017
(in thousands)

In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash" ("ASU 2016-18"), which addresses diversity in practice that exists in the classification and presentation of changes in restricted cash on the Statement of Cash Flows under Topic 230, Statement of Cash Flows, and other Topics. ASU 2016-18 will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. The Company is currently evaluating the potential impact of ASU 2016-18 on the financial statements.

In August 2017, the FASB issued ASU 2017-12, "Derivatives and Hedging (Topic 815)" ("ASU 2017-12") to enable entities to better portray their risk management activities in the financial statements. The amendments expand an entity's ability to hedge nonfinancial and financial risk components and reduce complexity in fair value hedges of interest rate risk. ASU 2017-12 eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. It also eases certain documentation and assessment requirements and modifies the accounting for components excluded from the assessment of hedge effectiveness. ASU 2017-12 will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the potential impact of ASU 2017-12 and does not anticipate any material impact on its financial statements from adopting this standard.

In February 2018, the FASB issued ASU 2018-02, "Income Statement-Reporting Comprehensive Income (Topic 220)-Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income" ("ASU 2018-02"). ASU 2018-02 permits, but does not require, companies to reclassify stranded tax effects caused by 2017 tax reform from accumulated other comprehensive income to retained earnings. Additionally, it requires new disclosures by all companies, whether they opt to do the reclassification or not. ASU 2018-02 will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the potential impact of ASU 2018-02 and does not anticipate any material impact on its financial statements from adopting this standard.

3.   **Collateralized Transactions**

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's inventory positions. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty. The Company's policy is generally to take possession of securities purchased under agreements to resell and securities borrowed, and to receive securities and cash posted as collateral (with rights of rehypothecation). In certain cases the Company may agree for such collateral to be posted to a third party custodian under a tri-

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2017
(in thousands)

party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized.

The Company is a netting member of the Government Securities Division of the Fixed Income Clearing Corporation ("FICC"), an industry clearing house for reverse repurchase and repurchase transactions. At the end of each business day, for every trade submitted to and matched by FICC, the transaction is novated to FICC, thereby FICC becomes the Company's counterparty.

At December 31, 2017, included in securities purchased under agreements to resell on the Statement of Financial Condition are amounts under contracts with FICC. In accordance with applicable accounting guidance, netting applied to the FICC reverse repo and FICC repo balances was $0.

At December 31, 2017, included in securities purchased under agreements to resell on the Statement of Financial Condition are amounts under contracts with bilateral counterparties. In accordance with applicable accounting guidance, netting applied to all bilateral agreements of reverse repo and repo balances was $10,317,694.

The following table presents information about the offsetting of these instruments, inclusive of FICC, and related collateral amounts:

| | Gross Amounts Recognized | Gross Amounts offset in the Statements of Financial Condition | Net Amounts Presented in the Statements of Financial Condition | Gross Amounts Not Offset in the Statement of Financial Condition | | |
				Available Collateral *	Counterparty Netting	Net Amount
Assets						
Securities purchased under agreements to resell	$ 11,826,861	$ (10,317,694)	$ 1,509,167	$ 1,509,130	$ -	$ 37
Securities borrowed	$ 685,418	$ -	$ 685,418	$ 664,064	$ -	$ 21,354
Liabilities						
Securities sold under agreements to repurchase	$ 18,094,409	$ (10,317,694)	$ 7,776,715	$ 7,776,707	$ -	$ 8
Securities loaned	$ 792,435	$ -	$ 792,435	$ 788,420	$ -	$ 4,015

* Collateral is reflected at its fair value, but has been limited to the net exposure in the Statement of Financial Condition so as not to include any overcollateralization.

As of December 31, 2017, the gross liabilities for Securities sold under agreements to repurchase and Securities loaned disaggregated by class of collateral pledged and by remaining contractual maturity of the agreements.

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2017
(in thousands)

	Securities sold under agreements to repurchase	Securities loaned	Total
U.S. Government and agencies securities	$ 15,598,141	$ 792,435	$ 16,390,576
Corporate debt securities	1,224,644	-	1,224,644
Private Label Mortgage and Asset-backed securities	1,271,624	-	1,271,624
	$ 18,094,409	$ 792,435	$ 18,886,844

	Overnight and Open	Up to 30 days	31-90 days	Greater than 90 days	Total
Securities sold under agreements to repurchase	$ 16,502,863	$ 410,727	$ 700,321	$ 480,498	$ 18,094,409
Securities loaned	792,435	-	-		792,435
	$ 17,295,298	$ 410,727	$ 700,321	$ 480,498	$ 18,886,844

4. **Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased – at Fair Value**

Financial instruments owned and financial instruments sold, not yet purchased – at fair value as of December 31, 2017 consist of:

	Owned	Sold
U.S. Government and agencies securities	$ 8,287,733	$ 51,647
Private Label Mortgage and Asset-based securities	640,063	-
Equities and convertibles	595,434	79,211
Listed equity options	27,940	38,333
Corporate debt securities	451	-
	$ 9,551,621	$ 169,191

Financial instruments owned that are pledged to counterparties represent proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others.

5. **Receivable from and Payable to Brokers, Dealers and Clearing Organizations**

Amounts receivable from and payable to brokers, dealers and clearing organizations as of December 31, 2017, consist of the following:

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2017
(in thousands)

	Receivable	Payable
Receivable/Payable from/to clearing organizations	$ 1,618,665	$ 1,310
Receivable/Payable from/to brokers & dealers	274,334	388,102
Receivable/Payable from/to non-customers	1	753,563
Unsettled trades receivable/payable, net	-	4,177
	$ 1,893,000	$ 1,147,152

The Company clears certain of its proprietary, non-customer, and customer transactions through various clearing organizations. Unsettled regular way trades relate to amounts receivable from or payable to clearing organizations for proprietary positions that had yet reached settlement date.

6.   **Liabilities Subordinated to Claims of General Creditors**

The Company has eight subordinated loan agreements totaling $1,107,000 with affiliates outstanding as of December 31, 2017. These loans have varying rollover dates.

Rollover Date	Affiliated Lender	Rate	Amount
April 30, 2018	BNPPNA	3M LIBOR + 60bps	$ 72,000
June 30, 2018	BNPPNA	3M LIBOR + 60bps	10,000
June 30, 2018	BNPPNA	3M LIBOR + 60bps	10,000
July 31, 2018	BNPPNA	3M LIBOR + 60bps	75,000
October 31, 2018	BNPPNA	3M LIBOR + 60bps	90,000
December 31, 2018	BNPPNA	1M LIBOR + 34bps	100,000
December 31, 2018	BNPPNA	3M LIBOR + 40bps	300,000
December 31, 2018	BNPPUSA	3M LIBOR + 109bps	450,000
			$ 1,107,000

The loans allow for prepayment of all or any part of the obligations at the option of the Company, and upon receipt of prior written approval of the FINRA and the CME. All loans bear interest based on the London Interbank Offered Rate ("LIBOR") rate, as defined by their lenders.

The agreements covering the subordinated borrowings have been approved by the FINRA and CME, and are thus available in computing net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Regulation 1.17 under the Commodity Exchange Act. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be repaid. The FINRA subordinated loan agreements have automatic annual rollover extensions with regard to maturity dates. FINRA requires more than six months advance notification of intent to not extend the maturity of a subordinated loan agreement. The Company has made no such notification.

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2017
(in thousands)

7.   **Deferred Compensation**

BNPP sponsors numerous deferred compensation plans. Employees of the Company with annual discretionary bonus awards in excess of a certain fixed amount as defined by BNPP will receive a portion of such excess amount in units according to the specific award provisions of each plan.

In 2013, BNPP established three new plans: (a) DCS 2014 Plan; (b) DCS Plus 2014 Plan; and (c) KCDP CIB 2014 Plan. All three plans are liability awards with grant dates in February 2014. Units are awarded based on the average closing price of BNPP shares over a specified period. The vesting of DCS Plus 2014 Plan is subject to fulfillment of specified performance conditions. The remaining two plans vest based on the fulfillment of service conditions. The vesting and payment periods for DCS 2014 Plan and DCS Plus 2014 Plan are March of 2015, 2016 and 2017 for cash deferred portions and September of 2015, 2016 and 2017 for cash-indexed deferred. The vesting and payment periods for KCDP CIB 2014 plan are June of 2015, 2016 and 2017 for both cash deferred and cash-indexed deferred portions. As of December 31, 2017, the plans are fully vested.

In 2013, BNPP established a buyout plan Buy out 2014. The value of the unvested and forfeited awards under deferred compensation arrangements from former employer is divided equally between Cash Buy Out and Cash Index Buy out. The remaining plans vest based on the fulfillment of service conditions. The vesting and payment periods for Buy Out 2014 Plan are June of 2015, 2016 and 2017. As of December 31, 2017, the plan is fully vested.

In 2014, BNPP established three new plans: (a) DCS 2015 Plan; (b) DCS Plus 2015 Plan; and (c) KCDP CIB 2015 Plan. All three plans are liability awards with grant dates in February 2015. Units are awarded based on the average closing price of BNPP shares over a specified period. The vesting of DCS Plus 2015 Plan is subject to fulfillment of specified performance conditions. The remaining two plans vest based on the fulfillment of service conditions. The vesting and payment periods for DCS 2015 Plan and DCS Plus 2015 Plan are March of 2016, 2017 and 2018 for cash deferred portions and September of 2016, 2017 and 2018 for cash-indexed deferred. The vesting and payment periods for KCDP CIB 2015 plan are June of 2016, 2017 and 2018 for both cash deferred and cash-indexed deferred portions.

In 2014, BNPP established a buyout plan Buy out 2015. The value of the unvested and forfeited awards under deferred compensation arrangements from former employer is divided equally between Cash Buy Out and Cash Index Buy out. The remaining plans vest based on the fulfillment of service conditions. The vesting and payment periods for Buy Out 2015 Plan are June of 2016, 2017 and 2018.

In 2015, BNPP established three new plans: (a) DCS 2016 Plan; (b) DCS Plus 2016 Plan; and (c) KCDP CIB 2016 Plan. All three plans are liability awards with grant dates in February 2016. Units are awarded based on the average closing price of BNPP shares over a specified period. The vesting of DCS Plus 2016 Plan is subject to fulfillment of specified performance conditions. The remaining two plans vest based on the fulfillment of service conditions. The vesting and payment periods for DCS 2016 Plan and DCS Plus 2016 Plan are March of 2017, 2018 and 2019 for cash deferred portions and September of 2017, 2018 and 2019 for cash-indexed deferred. The

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2017
(in thousands)

vesting and payment periods for KCDP CIB 2016 plan are June of 2017, 2018 and 2019 for both cash deferred and cash-indexed deferred portions.

As of December 31, 2017, the Company has $19,882 of deferred compensation expenses related to non-vested periods. This cost is expected to be recognized over a weighted-average period of two years.

In 2015, BNPP established a buyout plan Buy out 2016. The value of the unvested and forfeited awards under deferred compensation arrangements from former employer is divided equally between Cash Buy Out and Cash Index Buy out. The remaining plans vest based on the fulfillment of service conditions. The vesting and payment periods for Buy Out 2016 Plan are June of 2017, 2018 and 2019. As of December 31, 2017, the Company has unrecognized expenses of $425.

In 2016, BNPP established four new plans: (a) DCS 2017 Plan; (b) DCS Plus 2017 Plan; (c) KCDP CIB 2017 Plan; and (d) DCS+G BE. All four plans are liability awards with grant dates in February 2017. Units are awarded based on the average closing price of BNPP shares over a specified period. The vesting of DCS Plus 2017 Plan is subject to fulfillment of specified performance conditions. The remaining plans vest based on the fulfillment of service conditions. The vesting and payment periods for DCS 2017 Plan and DCS Plus 2017 Plan are March of 2018, 2019 and 2020 for cash deferred portions and September of 2018, 2019 and 2020 for cash-indexed deferred. The vesting and payment periods for KCDP CIB 2017 plan are June of 2018, 2019 and 2020 for both cash deferred and cash-indexed deferred portions. The vesting and payment periods DCS+G BE are April 2018, April 2019 and April 2020.

As of December 31, 2017, the Company has $31,979 of deferred compensation expenses related to non-vested periods. This cost is expected to be recognized over a weighted-average period of two years.

In 2016, BNPP established a buyout plan Buy out 2017. The value of the unvested and forfeited awards under deferred compensation arrangements from former employer is divided equally between Cash Buy Out and Cash Index Buy out. The remaining plans vest based on the fulfillment of service conditions. The vesting and payment periods for Buy Out 2017 Plan are June of 2018, 2019 and 2020. As of December 31, 2017, the Company has unrecognized expenses of $446.

In 2013, 2014, 2015, 2016, 2017 BNPP granted selected key employees the International Sustainability and Incentive Scheme to receive a cash amount in June 2018, 2019 subject to indexation, performance, and payment conditions.

In addition, BNPP allows certain employees to defer up to 100% of their bonus through a voluntary deferred compensation plan ("Plan"). The assets of the Plan are owned by BNPP and recorded as an asset with an offsetting liability to the individual employees.

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2017
(in thousands)

8. **Employee Benefit Plans**

Substantially all employees of BNPP and its affiliates in the United States of America, who meet certain age and tenure requirements, are covered under various benefit plans in which BNPPSC participates. The plans include a funded noncontributory defined benefit plan, a supplemental executive retirement plan and a defined contribution 401(k) plan. The assets of the defined benefit plan are principally invested in fixed income and equity securities, held by a third-party trustee and managed by third party investment advisors. All defined benefit plans were frozen as of December 31, 2011.

Pension expense recognized during the year ended December 31, 2017 was $4,820. Employer matching contributions into the 401(k) plan was $3,639 for the year ended December 31, 2017.

9. **Income Taxes**

The Company is a member of a consolidated group for U.S. federal income tax purposes and a member of multiple combined group tax return filings for state and local income tax purposes. Federal and state income taxes as well as benefits for federal and state net operating losses ("NOL's") are allocated based on a formal tax sharing agreement between the Company and BNP Paribas USA, Inc. ("BNPPUSA"). All current balances will be settled by Company with BNPPUSA.

The tax sharing agreement in place for the U.S. consolidated group outlines the arrangements amongst the members with respect to federal taxes and is consistent with the applicable federal tax consolidation rules governing the tax sharing agreement. It outlines the allocation amongst the members of the consolidated federal tax liabilities (where there is consolidated taxable income for an income year).

The effect of the new tax reform legislation, the Act referred to in note 2, during 2017 was a $12,945 reduction of the Company's deferred tax asset which is reflected in Federal Deferred tax expense.

The Company's tax is included in a consolidated tax group and computed using a modified benefit for loss methodology. Under this methodology, the Company records an income tax provision equal to the total current and deferred tax provision / benefit, but (i) taking into account implications of certain unitary/combined state tax group, and (ii) considering whether the tax attributes of the Company are realizable by the consolidated or combined/unitary group even if the Company would not otherwise have realized such attributes on a stand-alone basis. The accounting method is generally consistent with the market practice.

The difference between the Company's federal statutory and effective tax rate is due to permanent differences such as non-deductible meals and entertainment, non-deductible tax penalties, state and local taxes, unrecognized tax benefits, and the impact of tax reform on the deferred tax asset balance.

The resulting tax payable or benefit receivable is settled with BNPPUSA periodically. The Company made $13,370 in tax payments to BNPPUSA during 2017.

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2017
(in thousands)

At December 31, 2017, the Company's net deferred tax asset of $23,554 is comprised of $32,705 of deferred tax assets, $139 of deferred tax liabilities, and a valuation allowance of $9,012 against its New York City ("NYC") and Pennsylvania ("PA") net deferred tax asset. The net deferred tax asset is due to differences between tax basis of assets and liabilities and their respective financial-reporting amounts arising primarily from differences in the timing of the expenses for deferred compensation and cash bonuses, and reserves against certain investments. The Valuation Allowance increased by $1,471 from the balance of $7,541 at December 31, 2016.

The Company has recorded a valuation allowance against the net deferred tax asset related to NYC and PA, as management believes that the benefit related to the deferred tax asset is not more likely than not to be realized in the future in those particular jurisdictions. The net deferred tax asset as of December 31, 2017 is included in Other Assets in the Statement of Financial Condition.

As of December 31, 2017, the Company's open tax years potentially subject to examination by the Internal Revenue Service are 2014-2017, and by New York State ("NYS") and NYC are 2015 through 2017. As of December 31, 2017, on a stand-alone basis, it has a PA post-apportioned NOL carryforward of $102,339, the majority of which will expire between 2030 and 2033; however, management does not expect to be able to utilize this NOL due to decreased tax apportionment and significant tax adjustments that generate losses in the State. As such, there is a valuation allowance against this deferred tax asset item.

Members of the U.S. consolidated group that generate a current NOL contribute such loss against the U.S. consolidated group's income tax liability to the extent members of the U.S. consolidated group contributed taxable income. The loss member will be due an amount equal to the loss that has been utilized to offset taxable income in accordance with the terms of the tax sharing agreement. The settlement of the tax accounts between the Company and the BNPPUSA are in line with the terms of the tax sharing agreement.

As of December 31, 2017, Management has evaluated the Company's tax positions and determined that there are no remaining uncertain tax positions required to be recognized by the Company. The Company does not expect the unrecognized tax benefit to change significantly during the next twelve months.

10.   **Transactions with Related Parties**

The Company engages in various transactions with BNPP and its affiliates. These transactions include financing agreements and operational support.

At December 31, 2017, the Company has a formal unsecured line of credit with BNPP. Borrowings under this line of credit bear a rate of LIBOR plus a nominal interest rate. The borrowing limit under these arrangements is €3,500,000 or the U.S. dollar equivalent based on December 31, 2017 exchange rate is $4,203,500. On any date in which the equivalent in euros of the aggregate principal amount of all advances outstanding exceeds 105% of the maximum borrowing amount, BNPP may, at its sole discretion notify the Company of such excess and make

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2017
(in thousands)

demand for prepayment in respect thereof. At December 31, 2017, the Company borrowed $439,054 under this line.

At December 31, 2017, assets and liabilities with related parties consist of:

Assets

Cash	$	56,830
Cash and securities segregated under federal and other regulations		121,757
Securities purchased under agreements to resell		5,839
Receivable from brokers, dealers, and clearing organizations		226,468
Receivable from customers		100
Securities failed to deliver		55,595
Other assets		88,776
Total assets	$	555,365

Liabilities

Short-term borrowings	$	439,054
Securities sold under agreements to repurchase		6,124,113
Payable to customers		699,319
Payable to brokers, dealers, and clearing organizations		1,588,905
Securities loaned		792,435
Securities failed to receive		141,532
Accrued expenses and other liabilities		500,342
Total liabilities	$	10,285,700
Liabilities subordinated to the claims of general creditors	$	1,107,000

The Company paid dividend in the amount of $26,297 to WHC.

The Company executes various transactions with its affiliates, such as Securities purchased under agreements to resell, Securities sold under agreements to repurchase, Securities borrowed, Securities loaned, margin financing and clearance and settlement.

The Company has been historically notified in late March of the following year regarding its final settlement amounts concerning its portion of the global transfer pricing flows. To mitigate the impact of this late notification, the Company has entered into a fee agreement with BNPPUSA, whereby BNPPUSA pays or receives the difference between the amount accrued at year end and the final settlement amount. In addition, the Company entered a separate agreement with its ultimate parent, BNPP, to limit the amount of its allocated global aggregate net loss from transfer pricing flows to a maximum level of $0 under these transfer pricing agreements.

The Company has a parental guarantee arrangement covering all obligations of the entity.

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2017
(in thousands)

At December 31, 2017, the Company entered into forward starting repurchase transactions with affiliates which have a total contract value of $14,535.

11.   **Pledged Assets, Commitments and Contingencies**

At December 31, 2017, the approximate fair values of collateral received which may be sold or repledged by the Company.

Sources of collateral	
Securities purchased under agreements to resell	$ 11,820,720
Securities received in securities borrowed vs. cash transactions	664,064
Securities received in securities borrowed vs. pledged transactions	18,581,820
Total	$ 31,066,604

At December 31, 2017, the approximate fair values of the portion of collateral received that were sold or repledged by the Company, including the collateral related to amounts netted under FASB ASC 210-20-45 (formerly FIN 41), were:

Uses of collateral	
Securities sold under agreements to repurchase	$ 16,579,887
Securities lent in securities loaned vs. cash transactions	788,420
Securities pledged in securities borrowed/resale vs. pledged transactions	11,633,027
Securities deposited with clearing organizations	114,353
Total	$ 29,115,687

Additionally, securities received as collateral for securities purchased under agreements to resell were segregated for regulatory requirements under 15c3-3 and PAB and for management liquidity purposes. The fair market value of those amounts segregated were $275,655, $19,975, and $1,592,539 respectively.

The Company is required to maintain deposits with various clearing organizations and exchanges. At December 31, 2017, the Company has placed cash deposits of $1,577,772 to satisfy such requirements.

In 2017, the Company renewed committed reverse repurchase facilities agreement for a maximum amount of $300,000 with ICE Clear Europe Limited and ICE Clear Credit ($200,000, $100,000 respectively), and can be drawn at any time.

At December 31, 2017, the Company entered into forward starting reverse repurchase and repurchase transactions which had a total contract value of $10,549 and $14,535 respectively.

As a member of the Mortgage Backed Securities Division ("MBSD") of the Fixed Income Clearing Corp ("FICC"), the Company participates in the Capped Contingency Liquidity Facility ("CCLF"). The CCLF creates overnight repos between the FICC and each of its solvent firms so

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2017
(in thousands)

that, if a firm fails, the funding to offset its portfolio would be sourced across FICC's membership rather than dependent on an expensive, long-term line of credit. As of December 31, 2017, the Company's commitment to the CCLF was $346,399 of which no utilization had occurred. This amount is calculated by FICC based on membership size and volumes and may fluctuate significantly.

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the Statement of Financial Condition for these arrangements.

The Company, in the normal course of business, has been named as defendant in various legal proceedings. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages or where the cases present novel legal theories or involve a large number of parties, the Company cannot state with confidence what the eventual outcome of the pending matters will be, or that such outcome would not have a material adverse effect on the Company's financial statements.

12. **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934. The Company has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $1,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

As a registered futures commission merchant, the Company is subject to the Minimum Financial Requirements Rule pursuant to Regulation 1.17 under the Commodity Exchange Act, which requires the maintenance of minimum net capital, as defined, equal to the greater of 8% of the total customer risk margin requirements plus 8% of the total non-customer risk margin requirements required to be segregated pursuant to the Commodity Exchange Act.

At December 31, 2017, the 8% of the customer risk margin requirements plus 8% of the total non-customer risk margin requirements produced the greater net capital requirement. The Company had net capital of $1,435,905, which was $1,260,538 in excess of its required net capital.

13. **Cash and Securities Segregated under Federal and Other Regulations**

As a registered broker-dealer, the Company is subject to the Customer Protection Rule ("Rule 15c3-3") under the Securities Exchange Act of 1934. The Rule requires the deposit of cash and/or qualified securities, as defined, in a special reserve account for the exclusive benefit of customers.

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2017
(in thousands)

As of December 31, 2017, the Company made a computation related to Rule 15c3-3 and was required to maintain a balance of $156,462 in this account. The Company had segregated cash in a money market demand account with a value of $1,341 as of December 31, 2017. In addition, the Company had qualified securities with a market value of $270,163 in a special reserve account for the exclusive benefit of customers as of December 31, 2017.

As of December 31, 2017, the Company made a computation related to the reserve requirement for Proprietary Accounts of Brokers ("PAB"). As of December 31, 2017, the Company made a computation related to PAB Rule 15c3-3 and was not required to maintain a balance in this account. The Company had segregated cash in a money market demand account with a value of $1,035 as of December 31, 2017. In addition, the Company had qualified securities with a market value of $19,577 in a special reserve account for the exclusive benefit of brokers as of December 31, 2017.

The Company is subject to Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act ("CEA"), which requires a FCM to segregate, secure or sequester money, securities, funds and property related to customers' regulated commodity futures accounts in a special bank account for the exclusive benefit of customers. As of December 31, 2017, the Company made a segregation computation related to Section 4d(2) and was required to maintain a balance of $733,922 in this account. The total amount segregated was $837,097, which consisted of segregated cash of $85,592, deposits at clearing organizations of $658,232 and funds and property related to customers' regulated commodity balances with a fair value of $93,273. These assets have been segregated under the CEA and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

As of December 31, 2017, the Company made a secured computation related to Regulation 30.7 and was required to maintain a balance of $107,910. The total amount segregated was $136,406, which consisted of secured cash of $47,343, deposits at clearing organizations of $116,433, and funds and property related to customers' regulated commodity balances with a fair value of ($27,370). Both amounts have been segregated under the CEA and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

As of December 31, 2017, the Company made a customer cleared swaps computation under the CEA and was required to maintain a balance of $760,786 in this account. The total amount segregated was $910,815 which consisted of cash of $106,865, deposits at clearing organizations of $350,817, and funds and property related to customers' cleared swaps balances with a fair value of $453,133 have been sequestered under the CEA and represent funds deposited by customers and funds accruing to customers as a result of trades.

14.   **Credit Risk and Financial Instruments with Off-Balance Sheet Risk**

In the normal course of business, the Company executes and settles securities activities with customers, brokers and dealers and affiliates. These securities transactions are on a cash or margin basis. The Company is exposed to risk of loss on these transactions in the event the counterparty or affiliate fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing market prices.

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2017
(in thousands)

The Company engages in various securities activities with a diverse group of domestic and foreign counterparties and affiliates. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities activities can be directly impacted in volatile trading markets which may impair the ability of the counterparties to satisfy their obligations to the Company.

In margin transactions, the Company extends credit to its affiliates and customers, subject to various regulatory and internal margin guidelines, collateralized by cash and securities in the affiliates' or customers' accounts. In connection with these activities, the Company executes and clears affiliate and customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that affiliates and customers may incur. In the event the affiliate or customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market prices to fulfill the affiliates' and customer's obligations. The Company seeks to control the risks associated with its affiliate and customer activities by requiring affiliates and customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors daily the required margin levels, and pursuant to such guidelines, requires the affiliate or customer to deposit additional collateral or to reduce positions when necessary.

In connection with securities financing activities, the Company enters into reverse repos and repos, primarily in U.S. government securities, and securities borrowing and lending arrangements which may result in significant credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

In accordance with industry practice, reverse repos are generally collateralized by securities held by the Company with a fair value in excess of the customers' or affiliates obligation under the contract and repos are collateralized by securities deposited by the Company with a fair value in excess of the Company's obligation under the contract. Similarly, securities borrowed and loaned agreements are collateralized by deposits and receipts of cash. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified securities or underlying security at the contracted price, and thereby, create a liability to repurchase them in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's repurchase of such securities may exceed the amount recognized in the Company's Statement of Financial Condition.

The Company has entered into an irrevocable guarantee with BNPP for payment and performance of guaranteed obligations of BNPPSC.

15.   **Fair Value Disclosures**

Due to the nature of its operations, substantially all of the Company's assets are comprised of cash and securities deposited with clearing organizations or segregated under federal and other regulations, reverse repos, securities borrowed, securities failed to deliver, receivables from

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2017
(in thousands)

customers, brokers, dealers, and clearing organizations, securities owned and U.S. agency securities TBA. Securities deposited with clearing organizations or segregated under federal regulations, securities owned, and U.S. agency securities TBA are carried at fair value based on the fair value hierarchy described. All remaining assets are short-term in nature and the carrying amounts are a reasonable estimate of fair value.

Similarly, substantially all of the Company's liabilities arise from repos, securities loaned, securities failed to receive, payables to customers, brokers, dealers, and clearing organizations, securities sold, not yet purchased and U.S. agency securities TBA. Securities sold, not yet purchased, and U.S. agency securities TBA are carried at fair value based on the fair value hierarchy described below. All remaining liabilities are short-term in nature and the carrying amounts are a reasonable estimate of fair value.

Due to the variable rate of interest charged on its subordinated loans the carrying value approximates the estimated fair value.

Assets and liabilities measured at fair value on a recurring basis are disclosed in the table below.

Level 1 – Assets and liabilities utilizing Level 1 inputs include U.S. Government and agencies securities, Listed equity options, Equities and convertibles, To-be-announced ("TBA") contracts and Extended settlement contracts. Level 1 inputs are unadjusted quoted prices in active markets for assets or liabilities identical to those to be reported at fair value.

Level 2 – Assets and liabilities utilizing Level 2 inputs include U.S. Government and agencies securities, Corporate debt securities, Equities and convertibles, Private label mortgage and asset-backed securities, TBA contracts and Extended settlement contracts. Level 2 inputs are inputs other than quoted prices within Level 1 inputs that are observable either directly or indirectly. The Company uses prices of comparable securities in determining the fair value of Level 2 securities. Observable inputs other than quoted prices for the asset or liability (e.g. interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates).

Level 3 – During 2017, the Company had no activity in Level 3 assets. As of December 31, 2017, the Company has no assets or liabilities measured under Level 3 hierarchy.

During 2017, there were no transfers between levels of the fair value hierarchy for any assets or liabilities.

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2017
(in thousands)

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2017

	Level 1	Level 2	Level 3	Netting	Total
Securities segregated under federal and other regulations	$ -	$ -	$ -	$ -	$ -
Financial instruments owned - at fair value					
U.S. Government and agencies securities	23,497	8,264,236	-	-	8,287,733
Private Label Mortgage and Asset-based securities	-	640,063	-	-	640,063
Equities and convertibles	591,724	3,710	-	-	595,434
Listed equity options	27,940	-	-	-	27,940
Corporate debt securities	-	451	-	-	451
Other assets					
U.S. agency securities TBA	150,039	-	-	(131,980)	18,059
Extended settlement receivables	2,393	985	-	(1,074)	2,304
	$ 795,593	$ 8,909,445	$ -	$ (133,054)	$ 9,571,984

Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2017

	Level 1	Level 2	Level 3	Netting	Total
Financial instruments sold, not yet purchased - at fair value					
U.S. Government and agencies securities	$ 49,916	$ 1,731	$ -	$ -	$ 51,647
Equities and convertibles	79,211	-	-	-	79,211
Listed equity options	38,333	-	-	-	38,333
Payable to brokers, dealers, and clearing organizations					
Futures	7	-	-	-	7
Accrued expenses & other liabilities					
U.S. agency securities TBA	154,910	-	-	(131,980)	22,930
Extended settlement payables	1,433	700	-	(1,074)	1,059
	$ 323,810	$ 2,431	$ -	$ (133,054)	$ 193,187

The carrying values of certain financial assets and liabilities that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2017
(in thousands)

Assets Not Measured at Fair Value as of December 31, 2017

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Cash and cash equivalents	$ 183,448	$ 183,448	$ -	$ -	$ 183,448
Cash segregated under federal and other regulations	242,294	242,294	-	-	242,294
Securities purchased under agreements to resell	1,509,167	-	1,509,167	-	1,509,167
Receivable from brokers, dealers and clearing organizations	1,893,000	-	1,893,000	-	1,893,000
Securities borrowed	685,418	-	685,418	-	685,418
Receivable from customers	196,931	-	196,931	-	196,931
Securities failed to deliver	90,493	-	90,493	-	90,493
Other Assets					
DTC/Exchange Memership	3,900	-	10,334	-	10,334
	$ 4,804,651	$ 425,742	$ 4,385,343	$ -	$ 4,811,085

Liabilities Not Measured at Fair Value as of December 31, 2017

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Short-term borrowings	$ 439,190	$ -	$ 439,190	$ -	$ 439,190
Securities sold under agreements to repurchase	7,776,715	-	7,776,715	-	7,776,715
Payable to customers	1,210,043	-	1,210,043	-	1,210,043
Payable to brokers, dealers and clearing organizations	1,147,145	-	1,147,138	-	1,147,138
Securities loaned	792,435	-	792,435	-	792,435
Securities failed to receive	147,329	-	147,329	-	147,329
Liabilities subordinated to the claims of general creditors	1,107,000	-	1,107,000	-	1,107,000
	$ 12,619,857	$ -	$ 12,619,850	$ -	$ 12,619,850

16. **Derivative Instruments**

The derivative balances represent future commitments to exchange payment streams based on notional amounts or to purchase or sell other financial instruments at specific terms on a specific date. The Company enters into trading derivatives contracts to satisfy the needs of its clients, for trading purposes and to manage the Company's exposure to market and credit risks resulting from its trading and market making activities. The following table sets the fair value and the notional value of the Company's derivative contracts by major product type as of December 31, 2017:

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2017
(in thousands)

	Derivative Assets	Derivative Liabilities	Notional
Listed equity options	$ 27,940	$ 38,333	$ 2,335,230
U.S. agency securities TBA	150,039	154,910	180,322,926
Extended settlement receivables/ payables	3,378	2,133	6,194,068
Futures	-	7	528
	181,357	195,383	
Counterparty netting within product category	(133,054)	(133,054)	
Total included in Other assets and Accrued expenses and other liabilities	$ 48,303	$ 62,329	

The contractual or notional amounts related to these financial instruments are presented gross by transaction which reflect the volume and activity and generally do not reflect the amounts at risk.

17. Subsequent Events

Management performed an evaluation of subsequent events through March 13, 2018, which is the date the financial statements were available to be issued. On October 16, 2017, FINRA approved the future merger of the Company with BNP Paribas Prime Brokerage, Inc. ("PBI"), an affiliated entity registered as a broker-dealer and FCM and a wholly owned subsidiary of WHC. PBI provides prime brokerage services including secured financing, secured settlement, custody, capital introduction and securities lending to hedge funds, investment companies, affiliates and others. PBI is also registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934. As a broker-dealer, PBI is a member of the NYSE and as an FCM with the CFTC under the Commodity Exchange Act. As an FCM, PBI is a member of the CME, the NFA, the New York Mercantile Exchange, ICE Futures US, ICE Futures Europe and various other commodity exchanges. The effect of this merger will be to combine the proprietary trading, clearance, execution and other activities of the currently separate broker-dealers with the Company to be the surviving legal entity.

On February 4, 2018, the FCM activities of the PBI were transferred to the Company's FCM platform. On March 12, 2018, PBI was merged into BNPPSC.

The merger will be accounted for as entities under common control in a manner similar to pooling of interest.

****